As filed with the Securities and Exchange Commission on July 12, 2005.      Registration No. 333-12520

____________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

CRISTALERIAS DE CHILE S.A.

(Exact name of issuer of deposited securities as specified in its charter)

Glassworks of Chile

(Translation of issuer's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-797355_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 14, 15 and 20

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 14 and 18

(iv)

The transmission of notices, reports

Articles number 10, 11, 14, 17

and proxy soliciting material

and  20

(v)

The sale or exercise of rights

Articles number 13, 14 and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 14, 16

resulting from dividends, splits

and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 22 and 23

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 10 and 17

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 7, 8 and 22

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 13, 20, 21 and 23

of the depositary

3.

Fees and Charges

Articles number 6 and 19

Item - 2.

Available Information

Public reports furnished by issuer

Article number 10 and 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Amended and Restated Deposit Agreement dated as of October 9, 2000 among Cristalerias de Chile S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Letter agreement dated as of August 3, 2000, among Cristalerias de Chile S.A., The Bank of New York and Citibank, N.A.  – Filed previously.

c.

Material contracts relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  July 12, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common stock, without par value, of Cristalerias de Chile S.A.

By:

The Bank of New York,

  As Depositary

By:  /s/ Allen Murray

       Allen Murray

       Managing Director

Pursuant to the requirements of the Securities Act of 1933, Cristalerias de Chile S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Santiago, Chile on July 12, 2005.

CRISTALERIAS DE CHILE S.A. DE C.V.

By:  /s/ Cirilo Elton Gonzalez

Name:  Cirilo Elton Gonzalez

Title:  Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 12, 2005.

/s/ Cirilo Elton Gonzalez

Chief Executive Officer

Cirilo Elton Gonzalez

(principal executive officer)

/s/ Rodrigo Palacios Fitz-Henry

Chief Financial Officer

Rodrigo Palacios Fitz-Henry

(principal financial officer)

/s/ Enrique Acevedo Carrillo

Chief Accounting Officer

Enrique Acevedo Carrillo

(principal accounting officer)

/s/ Ricardo Claro Valdes

Chairman

Ricardo Claro Valdes

/s/ Baltazar Sanchez Guzman

Vice-Chairman

Baltazar Sanchez Guzman

/s/ Joaquin Barros Fontaine

Director

Joaquin Barros Fontaine

/s/ Patricio Claro Grez

Director

Patricio Claro Grez

/s/ Jaime Claro Valdes

Director

Jaime Claro Valdes

/s/ Gustavo de la Cerda Acuña

Director

Gustavo de la Cerda Acuña

/s/ Cristian Eyzaguirre Johnston

Director

Cristian Eyzaguirre Johnston

/s/ Juan Agustin Figueroa Yavar

Director

Juan Agustin Figueroa Yavar

/s/ Patricio Garcia Dominguez

Director

Patricio Garcia Dominguez

/s/ Alfonso Swett Saavedra

Director

Alfonso Swett Saavedra

PUGLISI & ASSOCIATES

Authorized representative in the United States

By:  /s/ Donald J. Puglisi

       Donald J. Puglisi

       Managing Director

INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.